Filed by Pulte Homes, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. for Registration Statement
on Form S-4: 333-158974
FOR IMMEDIATE RELEASE
PULTE HOMES ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING
PERIOD FOR CENTEX MERGER
Announces Planned Senior Leadership Team
Retains Booz & Company to Help Plan Successful Integration
Bloomfield Hills, Mich., May 26, 2009 – Pulte Homes, Inc. (NYSE: PHM) and Centex Corporation (NYSE: CTX) today announced that the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 relating to Pulte’s proposed merger with Centex has expired, thereby satisfying a condition to the closing of the transaction.
The transaction remains subject to the satisfaction of other customary closing conditions, including approval by the shareholders of both Pulte and Centex. The transaction is expected to close in the calendar third quarter of 2009.
“We continue to make rapid progress towards completing our pending merger with Centex, and planning the integration of our two companies,” said Richard Dugas, President and Chief Executive Officer of Pulte Homes. “Merger teams from both organizations have been working to ensure that plans are in place for a successful integration. The primary goal of their efforts is capturing the targeted $350 million in synergy savings and related operating goals that make this combination so compelling.”
The Company also announced the senior management team of the combined company following the close of the merger:
•	Richard Dugas, Chairman, President and Chief Executive Officer

•	Steven Petruska, Executive Vice President and Chief Operating Officer

•	Roger Cregg, Executive Vice President and Chief Financial Officer

•	James Ellinghausen, Executive Vice President, Human Resources

•	Debra Still, President and Chief Executive Officer, Pulte Mortgage LLC

•	Steven Cook, Senior Vice President, General Counsel and Secretary
As previously announced, upon completion of the transaction, Centex Chairman and Chief Executive Officer Timothy Eller will join the Board of Directors of Pulte as Vice Chairman and will serve as a consultant to the Company for two years following the close of the transaction. Additionally, Pulte’s founder, William J. Pulte, will remain on the Board of Directors.
To assist both organizations in the integration planning process, the companies have retained the services of Booz & Company, a recognized global leader in management consulting. Booz has assisted numerous Fortune 500 companies in similar situations and will bring extensive expertise in the areas of integration planning and performance tracking.
“Both companies remain focused on completing the integration planning work so that we can begin capturing the benefits of this combination immediately after merger close,” said Mr. Dugas. “Once complete, this merger will allow our company to deliver unmatched quality and value to our customers, superior financial performance to our shareholders, and greater career opportunities to our employees.”
For further information about the merger of Pulte and Centex, please visit www.premierbuilderusa.com.
About Pulte Homes
Pulte Homes, Inc., (NYSE: PHM), based in Bloomfield Hills, Mich., is one of America’s largest home building companies with operations in 48 markets and 25 states. During its 59-year history, the company has delivered more than 500,000 new homes. In 2008, Pulte Homes operations ranked highest in customer satisfaction in 11 U.S. markets, the most of any homebuilder, in the annual J.D. Power and Associates® New-Home Builder Customer Satisfaction Studysm. Under its Del Webb brand, Pulte is the nation’s largest builder of active adult communities for people age 55 and older. Its DiVosta Homes brand is renowned in Florida for its distinctive master-planned communities. Pulte Mortgage LLC is a nationwide lender offering Pulte customers a wide variety of loan products and superior service.
Websites: www.pulte.com; www.delwebb.com; www.divosta.com
About Centex
Dallas-based Centex, founded in 1950, is one of the nation’s leading home building companies. Its leading brands include Centex Homes, Fox & Jacobs Homes and CityHomes. In addition to its home building operations, Centex also offers mortgage and title services. Centex has ranked among the top three builders on FORTUNE magazine’s list of “America’s Most Admired Companies” for 10 straight years and is a leader in quality and customer satisfaction.
Website: www.centex.com
Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.
Such risks, uncertainties and other factors include, among other things: the ability to obtain regulatory approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex’s stockholders to approve the merger agreement; the failure of Pulte’s shareholders to approve either the charter amendment or the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; adverse weather conditions which may slowdown the construction of, or damage, new homes built by Pulte or Centex; slow growth initiatives and/or local building moratoria; the ability to utilize net operating losses, built-in losses and other tax credit carryforwards; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2009, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.
Additional Information
In connection with the proposed transaction Pulte has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Pulte and Centex that also constitutes a prospectus of Pulte. At the appropriate time, Pulte and Centex will mail the definitive joint proxy statement/prospectus to their respective shareholders. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov, by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.
Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.

Contacts
Investors:
Jim Zeumer, Pulte
(248) 433-4502
email: jim.zeumer@pulte.com
Matt Moyer, Centex
(214) 981-5000
email: matt.moyer@centex.com
or
Media:
Mark Marymee, Pulte
(248) 433-4648
email: mark.marymee@pulte.com
David Webster, Centex
(214) 981-5000
email: david.webster@centex.com

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